U.S. SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549



                                            FORM 10-SB




           GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                             BUSINESS ISSUERS


                         Silver Bow Antique Aviation
                           -----------------------
       (Name of Small Business Issuer as specified in its charter)



           NEVADA                 0-25997            91-1939533
           ------                 -------            ----------
(State or other jurisdiction of   SEC File        (I.R.S. incorporation or
        organization)             Number           Employer I.D. No.)







                        83-888 Ave. 51 (Box 1130)
                          Thermal, CA 92274
                      ---------------------------
               (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  (760) 398-9700


 Securities registered pursuant to Section 12(b) of the Exchange  Act:

                         None

 Securities registered pursuant to Section 12(g) of the Exchange  Act:

                 $0.001 par value common stock
                 -----------------------------
                        Title of Class

DOCUMENTS INCORPORATED BY REFERENCE:  See the Exhibit Index herein.

                                  PART I

Item 1.  Description of Business.
- ---------------------------------

Business Development.
- ---------------------

     Silver Bow Antique Aviation (the "Company") was organized under the laws of the State of Nevada on April 28, 1994, under the name "Silver Bow Antique Aviation". The Company was incorporated primarily to engage in the restoration and maintenance of antique aircraft.

     The Company's articles initially authorized the company, to issue a total of 11,000 shares of stock, consisting of 10,000 common stock and 1,000 shares of preferred stock both with a par value of $.001, see exhibit (a).

     An amendment to the Articles of Incorporation of the Company on October 7, 1998, increased its authorized shares to 100,000,000 consisting of 99,999,000 common stock and 1,000 preferred shares all with par value o $.001. Copies of the initial Articles of Incorporation and this amendment are attached as exhibit (b).


 Part III, Item 1.

     The company owns two aircraft, hangared at Thermal Airport California. One aircraft is a 1979 Piper Lance Turbo purchased in 1997 by Mr. Mork, the majority stockholder for $98,000, and the other is a 1942 Stearman purchased by Mr. Mork in 1994, for $80,000. Both aircraft are operational and have minimal monthly expenditures of storage, operations, and maintenance. These expenses are currently being paid by Magellan Capital Corporation, a related party, in exchange for use of the aircraft. Dempsey K. Mork had the planes refurbished and certain mechanical equipment updated prior to the planes being added into Silver Bow Antique Aviation's asset base. Both aircraft are now ready for sale. The Company expects at least one of the aircraft to be sold in 1999. Other than seeking and investigating potential assets, property or business to acquire, the Company has had no business operations for the past four fiscal years. The Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Management anticipates that an acquisition would require it to issue shares of its common stock as the sole consideration for the acquisition. This may result in substantial dilution of the shares of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such acquisition. The Company makes no assurance that any future enterprise will be profitable or successful.

     The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers will also be restriction free. The Company recognizes that the number of suitable potential business ventures that may be available to it may be limited.
The company will be required to issue a substantial amount of shares of its common stock to complete an acquisition, reorganization or merger, usually amounting to between 80 and 90 percent of the outstanding shares of the Company.


     In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business by purchase, reorganization or merger, the Company will be required to file with the Securities and Exchange Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-KA also requires the filing of audited financial statements of the acquired venture, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes, within 60 days of the date of any such report.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations;
its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria. The results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

      Management or its legal counsel and authorized representatives will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management and minimal resources to engage others, these activities may be limited.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker-dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. It is not anticipated that any such opportunity will be afforded to other stockholders. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals. Management may actively negotiate or otherwise consent to the purchase of any portion of its common stock as a condition to, or in connection with, a proposed merger or acquisition. In such an event, the Company's remaining stockholders may not be afforded an opportunity to approve or consent to any particular stock buy out transaction.

     The Company's officers and directors in the past have not used any particular consultants and do not intend to use any consultants in regard to this Company.

     Although it is not formally prohibited by Company policy, it is not expected that the Company will borrow funds in order to make payment to its management, promoters or their affiliates or associates in connection with any buy out transaction.

     Management intends to submit for quotations of its common stock on the OTC Bulletin Board of the National Associates of Securities Dealers, Inc. ("NASD"); however, management has had no discussions with any broker-dealer in this respect.

Risk Factors.


     In any business venture, there are substantial risks specific to the particular enterprise and which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

     No Source of Revenue. The Company has had no revenue for the past three fiscal years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. During the fiscal year ended December 1998 the Company realized net gains of $0. Even though there has been minimal activity since 1994, there are some on going accounts such as annual registrations, and routine maintenance. The majority stockholder (Dempsey K. Mork, President of Silver Bow Antique Aviation) has been paying the incidental costs which have been considered part of his compensation for which he was issued stock which are already reflected in the financials. Nonetheless there is an attached Independent Auditors Report, dated February 9, 1999, for the Company's most recent audited financial statements. The Company can provide no assurance that any acquired venture will produce any material revenues for the Company or its stockholders or that any such venture will operate on a profitable basis. Except as indicated under the heading Plan of Operation" of the caption "Management's Discussion and Analysis or Plan of Operation," Part I, Item 2, herein, there are no plans, proposals, agreements or understandings with respect to the sale or issuance of additional securities by the Company prior to the location of an acquisition or merger candidate or over the next twelve month period.


     Absence of Substantive Disclosure Relating to Prospective Acquisitions. Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision of whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

     Unspecified Industry and Acquired Business; Unascertainable Risks.
To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may invest. To the extent that the Company may acquire a business in a high-risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

     Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2 of this Registration Statement.

     The National Securities Markets Improvement Act of 1996 provides an exemption from state regulation of offerings of "covered securities." "Covered securities" include, among other things, transactions by persons other than issuers, underwriters or dealers, and certain transactions by dealers, in securities of issuers that file reports with the Securities and Exchange Commission. Upon the effectiveness of this Registration Statement, the Company will become subject to the reporting requirements of Section 13 of the Exchange Act.


Dependence on Management. The Company will be entirely dependent upon its management in locating any suitable acquisition or merger candidate. The Company has no employment agreements with management and does not maintain "key man" life insurance for such individuals.

     Management to Devote Insignificant Time to Activities of the
Company.   Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has limited business operations, the members of management anticipate that they will devote less than 10% of their working hours to the activities of the Company, at least until such time as the Company has identified a suitable acquisition target.

     Loss of Corporate Control. Management anticipates that any merger or acquisition transaction will require the Company to issue shares of its common stock as the sole consideration for such transaction. Such an issuance would almost certainly result in a change in control of the Company and may also result in substantial dilution of the shares of current stockholders.

     Conflicts of Interest, and Related Party Transactions.   Although the
Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Such a transaction may occur if management deems it to be in the best interests of the Company, the merger project itself, and or the company's shareholders.

Voting Control. Due to his ownership of a majority of the Company's outstanding voting securities, Dempsey K. Mork, the President and a director of the Company, has the ability to elect all of the Company's directors, who in turn elect all executive officers, without regard to the votes of other stockholders. Mr. Mork's present beneficial ownership amounts to approximately 85% of the outstanding voting securities of the Company. See
Part I, Item 4.


     No Market for Common Stock; No Market for Shares. Although the Company intends to submit for listing of its common stock on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. (the "NASD"), there is currently no market for such shares; and there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop.

     There has been no "established public market" for the Company's common stock during the past four years. At such time as the Company completes an acquisition, reorganization or merger transaction, if at all, it may attempt to qualify for listing on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "Pink Sheets" or the OTC Bulletin Board of the NASD.

     Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg. Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Section 240.15g-9 of the Securities and Exchange
Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions;
(iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.


Year 2000.
----------

     The Company is not presently engaged in any substantial business operations. Management does not believe that computer problems associated with the change of year to the year 2000 will have any material effect on its operations. However, the possibility exists that the Company may merge with or acquire a business that will be negatively affected by the "year 2000" problem. The effect of such problem or the Company in the future can not be predicted with any accuracy until such time as the Company identifies a merger or acquisition target.



Principal Products and Services.
-------------------------------

     The only activities to be conducted by the Company are to manage its current limited assets and to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.



Distribution Methods of the Products or Services.
-------------------------------------------------

     Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker-dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.



Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

     None; not applicable.



Competitive Business Conditions.
--------------------------------

     Competitors include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity in the strata of these endeavors; however, the Company will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by the Company for the past several years.



Sources and Availability of Raw Materials and Names of Principal
Suppliers.
----------------------------------------------------------------

     None; not applicable.



Dependence on One or a Few Major Customers.
-------------------------------------------

     None; not applicable.



Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
-----------------------------

     None; not applicable.



Need for any Governmental Approval of Principal Products or
Services.
-------------------------------------------------------------
     The Company currently produces no products or services, therefore, it is not presently subject to any governmental regulation in this regard. However, in the event that the Company engages in a merger or acquisition transaction with an entity that engages in such activities, it will become subject to all governmental approval requirements to which the merged or acquired entity is subject.



Effect of Existing or Probable Governmental Regulations on
Business.
-----------------------------------------------------------
     The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

     The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets.

Research and Development.
-------------------------
     None; not applicable.



Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------
     None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.



Number of Employees.
-------------------
     None, however Management which consists of Dempsey K. Mork and Randall
A. Baker were given shares in the company to represent, guide, and direct the company on behalf of its shareholders.








Item 2.  Management's Discussion and Analysis or Plan of Operation.
- -------------------------------------------------------------------

Plan of Operation.
- ------------------

     The Company has not engaged in any material operations or had any revenues from operations during the past four fiscal years. The company owns two aircraft and they are both are for sale. The company expects at least one of the aircraft to be sold in 1999. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Management anticipates that to achieve an acquisition, the Company will be required to issue shares of its common stock as the sole consideration for any such venture.

     During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, and the payment on the management contract as well as the payment on its note, which may be advanced by management or principal stockholders as loans to the Company, or shares of the company issued in lieu of a loan.  Because the Company has not identified
any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, there are no preliminary agreements or understandings with respect to loan agreements by officers, directors, principals or affiliates of the Company and any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length
transaction.   As of the date of this Registration Statement, the Company has not actively begun to seek any such venture.

Results of Operations.
- ---------------------

     The Company has had no material operations since inception. Losses were $.0, $.0, ($936.), $.0, and $.0 respectively, for the fiscal years ended December 31, 1994, 1995, 1996, 1997 and 1998. 1996 losses resulted from the issuances of shares of common stock of the company for services rendered. These services primarily related to maintaining the Company in good standing and "due diligence" activities with respect to its history and past operations were performed and paid for by Magellan Capital Corporation, a related party. These activities have included confirming good standing, reviewing stock transfer records and Articles of Incorporation, as amended, and arranging for the preparation and auditing of financial statements. These activities were undertaken in contemplation of the preparation of this Registration Statement.

Liquidity.
- ---------

     The Company had no liquidity during the fiscal years ended December 31, 1994 through 1998. Except as stated under the heading "Plan of Operation," above, the Company does not contemplate raising capital over the next twelve months by issuance of debt or equity securities. The Company has no loan agreements with any officer or director.

     Ordinarily any fees paid to management in connection with the reorganization are first used to pay liabilities. If there are no funds available, it is expected that management would contribute these amounts to capital to pay these liabilities in hopes of enhancing the value of their stock ownership.






Item 3.  Description of Property.
- ---------------------------------

          The Company has two operational aircraft hangared in the Thermal California Airport. One is a 1979 Piper Lance Turbo purchased in1997 by Mr. Mork for $98,000, and the other is a 1942 Stearman purchased by Mr. Mork in 1994 for $80,000. Both aircraft require minimal expenditures for storage, operations, and maintenance. These minimal expenses are currently being absorbed by Magellan Capital Corporation, a related party, in exchange for use of the aircraft. Both aircraft are for sale. The Company expects at least one of the aircraft to be sold in 1999. The company's principal executive office address and telephone number are that of Mr. Mork's business, and are provided at no cost. Because the Company has limited current business operations, its activities have primarily been limited to keeping itself in good standing in the State of Nevada, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Mr. Mork of providing the use of business and telephone have been minimal.



Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------
          The following table sets forth the shareholdings of those persons who own more than five percent of the Company's common stock as of the date hereof, to wit:
          Note: Mr. Mork is considered to be a beneficial owner as described by 13d-3 (a), and (b) of regulation 13-D. Neither the Pension Plan or the Profit Sharing Plans have pending or planned termination dates.


                      Number of Shares           Percentage
Name and Address     Beneficially Owned           of Class
- ----------------     ------------------           --------
Dempsey K. Mork
Magellan Capital Corp.      597,600                   19.99%
83-888 Ave. 51 (Box 1130)
Thermal, CA 92274

Dempsey K. Mork
Magellan Capital Corp.      900,000                   30.00%
Pension Plan and Trust
83-888 Ave. 51 (Box 1130)
Thermal, CA 92274

Dempsey K. Mork
Magellan Capital Corp.
Profit Sharing Plan and Tr  900,000                   30.00%
83-888 Ave. 51 (Box 1130)
Thermal, CA 92274

Dempsey K. Mork             148,500                    4.97%
83-888 Ave. 51 (Box 1130)
Thermal, CA 92274

Robert J. Filiatreaux        73,800                    2.47%
77545 Chillon
La Quinta, CA 92253

Randall A. Baker             61,200                    2.05%
P.O. Box 1025
Morongo Valley, CA 92256

Norbert L. LeBoeuf           55,800                    1.87%
P.O. Box 3171
Palm Springs, CA 92262





Security Ownership of Management.
- ---------------------------------

     The following table sets forth the shareholdings of the Company's directors and executive officers as of the date hereof, to wit:

                         Number of Shares
                         Beneficially Owned      Percentage of
Name and Address          as of 12/31/98          of Class
- ----------------         ------------------      -------------

Dempsey K. Mork             148,500                    4.97%
83-888 Ave. 51 (Box 1130)
Thermal, CA 92274



Robert J. Filiatreaux        73,800                    2.47%
77545 Chillon
La Quinta, CA 92253

Randall A. Baker             61,200                    2.05%
P.O. Box 1025
Morongo Valley, CA 92256

Norbert L. Le Boeuf          55,800                    1.87%
P.O. Box 3171
Palm Springs, CA 92262



     Totals:               337,500                    11.36%

     See the caption "Directors, Executive Officers, Promoters and Control Persons," below, Part I, Item 5, for information concerning the offices or other capacities in which the foregoing persons serve with the Company.



Changes in Control.
- -------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.




Item 5.  Directors, Executive Officers, Promoters and Control Persons.
- -------- -------------------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These are the only persons whose activities are expected to be material to the Company prior to the completion of any merger or acquisition transaction. They will serve until the next annual meeting of the stockholders (held in November of each year) or until their successors are elected or appointed and qualified, or their prior resignation or termination.
                                  Date of         Date of
                    Positions    Election or     Termination
Name                  Held       Designation   or Resignation
- ----                  ----       -----------   --------------

Dempsey K. Mork    Director and       ________
                   President

Randall A. Baker   Secretary          ________



Business Experience.

Dempsey Mork is the majority shareholder, President, and Chairman of the Board of Silver Bow Antique Aviation since its formation. Mr. Mork is a officer and director in the following corporations. Magellan Capital Corporation, Ovvio Better Life, Inc., AG Holdings, Inc., Knickerbocker Capital Corporation, Apex Capital Group, Inc., Asian Financial Inc., Nicole Industries, Inc., Northstar Ventures, Inc., Orion U.S.A. Inc., Southwest Holding and
Development, and Stonebridge Investment,Inc. One of Mr. Morks business activities is bringing private companies public through a takeover/merger with a public company. In addition, Mr. Mork assists these companies in complying with securities regulations, and raising capital. Mr. Mork has helped arrange over twenty takeover/mergers in the past 10 years. Most of these transactions involved European and Chinese companies, which became US public companies. Beginning in 1992 through 1996 Mr. Mork maintained offices in Geneva, Switzerland and for part of that time Hong Kong. During this period, in addition to takeover/mergers, Mr. Mork arranged financing for small US public companies from European and Asian financial institutions.



           Randall A. Baker. Mr. Baker is 53 years old. He attended the University of Minnesota. After a tour in the United States Navy and a navigation teaching stint in San Francisco, he began his investment career with the Pacific Coast Stock Exchange followed by employment with a number of major brokerage houses. He then was employed for twenty years as Executive Vice President with Wm. Mason & Company, an Investment Counseling firm in Los Angeles. Mr. Baker designed and implemented all data systems, was responsible for trading, personnel and was the client/broker liaison. Mr. Baker is currently employed as the Vice President for Magellan Capital Corporation, a merger and acquisition firm.







Other Public Company Activities.
- -------------------------------


     Mr. Dempsey K. Mork also serves as a director and executive officer of other public companies like this one, (see below), which may give rise to a conflict of interest in seeking acquisition of any property, assets and business, by reorganization, merger or otherwise. Mr. Mork believes there may be an implied or interpreted conflict of interest in serving as a director or executive officer in these companies because of the way companies are chosen for merger projects. A public company is chosen for a merger project based on a number of factors; shareholder base, number of shares authorized and outstanding, structure of the company as stated in the Articles of Incorporation and in the By-Laws, etc. Mr. Mork is suggesting that an unsophisticated investor of one of the shell companies not chosen for a particular merger project, may view the exercise as a possible conflict of interest, instead of the public company being chosen for its merits towards the project.



                       SEC
Name of Company        File No.      Positions held  Appointed    Resigned
- ---------------        -------       --------------  ---------  --------
Ovvio Better Life, Inc.  0-23180-WA    President and  06/01/93       NA
                                       Director

A. G. Holdings, Inc.     0-23180-WA    President and  07/31/93        NA
                                       Director

Knickerbocker Capital    33-15596-D-CO President and  11/18/94        NA
                                       Director





Significant Employees.
- ----------------------

     The Company has no employees who are not executive officers.



Family Relationships.
- ---------------------

     There are no family relationships between any directors or executive officers of the Company, either by blood or by marriage.



Involvement in Certain Legal Proceedings.
- -----------------------------------------

     During the past four years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

          (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

          (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

          (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

          (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.




Item 6.  Executive Compensation.
- --------------------------------
None

(1)     In April, 1994, 946,500 shares of "unregistered" and
        "restricted" shares of the Company's common stock, were issued to:

               597,600   Magellan Capital Corp.
               148,500   Dempsey K. Mork
                61,200   Randall A. Baker
                73,800   Robert J. Filiatreaux
                55,800   Norbert L. Le Boeuf


     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments. However each of the directors were given common stock in the company for services that they will be rendering, such as keeping the company current, (regulatory filings etc.) and helping in the pursuit of merger candidates.


    Paragraph (b)(Summary Compensation Table)
    The total of "ALL" Executive Compensation for the Silver Bow Officers (Dempsey K. Mork, President and Randall A. Baker, Secretary) and the two consultants, (Robert J. Filliatreaux and Norbert L. LeBoeuf) has been recognized by the issuance of the company's common stock valued at the stated Par Value of $.001 per share as follows:
  Name                    Title        No of shares   Total Value @$.001/sh

  Dempsey K. Mork         Pres         148,500         $148.50
  Randall A. Baker        Secy          61,200           61.20
  Robert J. Filliatreaux  Consul        73,800           73.80
  Norbert L. LeBoeuf      Consul        55,800           55.80
                 Total                 339,300        $ 339.30

  While the services rendered may have been worth more than the par value of the common stock issued, these individuals are willing to wait for the anticipated future stock appreciation.

  Paragraph (c)(1) and (2) (Option/SAR Grants Table
    There are no Options or SAR Grants (Stock Appreciation Rights) for Silver Bow Antique Aviation.

  Parargraph (e)(Long Term Incentive Plan Awards Table)
    There are no Long Term Incentive Plan Awards for Silvewr Bow Antique
  Aviation.

  Paragraph (g) (Compensation of Directors)
    The Directors of Silver Bow are the President (Dempsey K. Mork.) and Secretary (Randall A. Baker). There are no compensation plans for the Directors of Silver Bow Antique Aviation.

  Paragraph (h) (Employment Contracts, Terminations of Employment, and Change in Control Arrangements)
    There are no such Contracts or Agreements for Silver Bow Antique Aviation.

  Paragraph (i) (1) and (2) (Report on Repricings of Options/SAR's)
    Since there are no Option/SAR's Grants Agreement for Silver Bow Antique Aviation, this report is not required.



  Item 7.  Certain Relationships and Related Transactions.
  - --------------------------------------------------------


  Transactions with Management and Others.
  - ----------------------------------------
       There have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director or executive officer, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Company's common stock, or any member of the immediate family of any of the foregoing persons, had a material interest. However, in April, 1994, 946,500 shares of "unregistered" and "restricted" shares of the Company's common stock, were issued to:

                 597,600   Magellan Capital Corp.
                 148,500   Dempsey K. Mork
                  61,200   Randall A. Baker
                  73,800   Robert J. Filiatreaux
                  55,800   Norbert L. Le Boeuf


       There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments. However each of the directors were given common stock in the company for services that they will be rendering, such as keeping the company current, (regulatory filings etc.) and helping in the pursuit of merger candidates.

  Reg. 224.402. Item 402 Section (a)(1)(I) Small Business Issuers provides that a registrant qualifying as "Small Business Issuer" will be deemed to comply with this item (402) if it provides the information required by Paragraph (b) (Summary compensation Table)
  Paragraphs (c)(1) and (c) (2)(i)-(V) (Option), SAR Grant
  Table),
  Paragraph (a) Aggregated Option/SAR Exercise and Fiscal
  Year-end Option/SAR Value Table)
  Paragraph (e) (Long Term Incentive Plan Awards Table),
  Paragraph (g) (Compensation of Directors)
  Paragraph (h) (Employment Contracts, Termination of
  Employment and Change of Control Arrangements), and,
  Paragraphs (i)(1) and (2) Report on Repricings of
  Options/SARs of this item (402).

    Paragraph (b)(Summary Compensation Table)
    The total of "ALL" Executive Compensation for the Silver Bow Officers (Dempsey K. Mork, President and Randall A. Baker, Secretary) and the two consultants, (Robert J. Filliatreaux and Norbert L. LeBoeuf) has been recognized by the issuance of the company's common stock valued at the stated Par Value of $.001 per share as follows:
  Name                 Title     No of shares  Total Value @$.001/sh

  Dempsey K. Mork       Pres     148,500       $148.50
  Randall A. Baker      Secy      61,200         61.20
  Robert J. FilliatreauxConsul    73,800         73.80
  Norbert L. LeBoeuf    Consul    55,800         55.80
           Total                 339,300        339.30

  While the services rendered may have been worth more than the par value of the common stock issued, these individuals are willing to wait for the anticipated future stock appreciation.

  Paragraph (c)(1) and (2) (Option/SAR Grants Table
    There are no Options or SAR Grants (Stock Appreciation Rights) for Silver Bow Antique Aviation.

  Parargraph (e)(Long Term Incentive Plan Awards Table)
    There are no Long Term Incentive Plan Awards for Silvewr Bow Antique
  Aviation.

  Paragraph (g) (Compensation of Directors)
    The Directors of Silver Bow are the President (Dempsey K. Mork.) and Secretary (Randall A. Baker). There are no compensation plans for the Directors of Silver Bow Antique Aviation.

  Paragraph (h) (Employment Contracts, Terminations of Employment, and Change in Control Arrangements)
    There are no such Contracts or Agreements for Silver Bow Antique Aviation.

  Paragraph (i) (1) and (2) (Report on Repricings of Options/SAR's)
    Since there are no Option/SAR's Grants Agreement for Silver Bow Antique Aviation, this report is not required.




  The Company has no plans or future policies under which it will pay or accrue compensation to its directors, executive officers or any other persons for services related to seeking business opportunities or completing a merger or acquisition transaction.



  Part I, Items 1 and 6, respectively.

  Parents of the Issuer.
  - ----------------------
       The Company has no parents.  See the caption "Business Development,"
   Part I, Item 1, of this Registration Statement.


  Transactions with Promoters.
  - ----------------------------
       Except as indicated under the heading "Transactions With Management and Others" of this caption, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest. However, see the captions "Business Development" and "Executive Compensation" of this Registration Statement, Part I, Items 1 and 6, respectively.



  Item 8.  Description of Securities.
   - -----------------------------------
       The Company's Articles of Incorporation, as amended, authorize the Company to issue 100,000,000 shares of stock, 99,999,000 common stock and 1000 preferred; each share has a par value of one mill ($0.001). The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors. The Company currently has 1,050,000 shares issued and outstanding.
       Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.
       There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.
       There is no provision in the Company's Articles of Incorporation, as amended, or Bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.



                                     PART II
  Item 1.  Market Price of and Dividends on the Company's Common Equity and
  Other

  Stockholder Matters and Market Information.
  --------------------- - -------------------

       There has never been any established "public market" for shares of common stock of the Company. The Company intends to submit for listing on the OTC Bulletin Board of the National Association of Securities Dealers ("NASD"); however, management does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 under the Securities Act of 1933 by members of management may have a substantial adverse impact on any such public market, and current members of management have already satisfied the one year
  "holding period" requirement of Rule 144. For non-affiliates who have held their securities for at least two years, certain limitations of Rule
  144, for example, the limitation on the amount of securities sold in any three month period, are lifted. See the caption "Security Ownership of Certain Beneficial Owners," Part I, Item 4, of this Registration Statement.



  Holders.
   - --------
       The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 8.



  Dividends.
  - ----------
       The Company has not declared any cash dividends with respect to its common stock or its preferred stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.


  Item 2.  Legal Proceedings.
  -----------------------------
       The Company is not a party to any pending legal proceeding. No federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.


  Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
  ---------------------------------- - ------------------------------------

       There have been no changes in the Company's principal independent accountant. The current accounting firm for the Company audited its last financial statements for the years ended December 31, 1994, 1995, 1996, 1997 and 1998.



  Item 4.  Recent Sales of Unregistered Securities.
  - -------------------------------------------------
  none



  Item 5.  Indemnification of Directors and Officers.
  - ---------------------------------------------------
       Section 78.751(1) of the Nevada Revised Statutes ("NRS") authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his or her corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful."

       Section 78.751(2) of the NRS also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his or her actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

       To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the NRS requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense."

       Section 78.751 (4) of the NRS limits indemnification under Sections
  78.751 (1) and 78.751(2) to situations in which either (1) the stockholders,
  (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

       Pursuant to Section 78.751(5) of the NRS, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

       Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his or her corporate role.

Other Agreements

Magellan Capital Corporation starting in 1999 has a management agreement with Silver Bow Antique Aviation to provide the following services:
Accounting, general administrative, and tax filing;
Year-end audit for 10-KSB filing;
Office Accomodations;
SEC compliance and quarterly 10QSB filings; and Searching for potential merger candidates.
The contract is renewable each year and will cost Silver Bow Antique
Aviation an annual fee of $10,000 or its equivalent in shares of the company.


Fair Value of Assets

FAS No 121 concerning the impairment of Long Lived Assets, such as Airplanes provides for an assessment and measurement. Whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, FAS 121 requires that the entity (Silver Bow Antique Aviation) estimate the future cash flows expected from the use of the asset and its eventual disposition. If the result of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the assets, an "Impairment Loss" is recognized. Measurement of an Impairment Loss for these assets (2 aircraft) should be based on the fair value of the asset.

Plane              Cost Basis                        Estimated Fair Value*
Stearmen           $80,000                           $  90,000 to $100,000
Piper               98,000                           $150,000

*Based on current fair market values.

In view of the above, there is no "Impairment Loss" on either of these planes.







                                      PART F/S
                         Index to Financial Statements
                    Report of Certified Public Accountants
  Financial Statements
  - --------------------
  (I)  Audited Financial Statements      December 31, 1998, 1997, 1996, 1995 and
  1994

       Independent Auditors' Report
       Balance Sheets                        Statements of Operations
       Statements of Stockholders' Equity       Statements of Cash Flows
       Notes to the Financial Statements



                                                  PART III
  Item 1.  Index to Exhibits. - ---------------------------
       The following exhibits are filed as a part of this Registration
 Statement:

       Exhibits
  Number      Description*
  - ------      ------------

   1.1        Articles of Incorporation of Silver Bow Antique Aviation filed
              4-28-94

   1.2        Articles of Amendment to Articles of Incorporation,  filed on
              12-31-98
   1.3        Auditors consent form dated 2-9-99
   1.4        By-laws
   27         Financial Data Schedule**




  SIGNATURES
       In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.
                                             Silver Bow Antique Aviation
  Date: 5/4/99                              By: /s/ Dempsey K. Mork
       ----------                              ------------------------
                                               Dempsey K. Mork, Director
                                               and President





                        SILVER BOW ANTIQUE AVIATION
                       (A Development Stage Company)
            Index to Financial Statements and Supplementary Data

                                 Pages

  Independent Auditors' Report
  .........................................................   F-2

  Balance Sheets as of December 31, 1998,
   1997, 1996, 1995 and 1994
  ........................................................    F-3

  Statements of Operations for the Years or Periods Ended
   December 31, 1998, 1997, 1996, 1995 and 1994
  ..........................................................   F-4

  Statements of Cash Flows for the Years or Periods Ended
   December 31, 1998, 1997, 1996, 1995 and 1994
  ...........................................................   F-5

  Statements of Stockholders' Equity for the Periods
   through December 31, 1998
  ............................................................   F-6

  Notes to Financial Statements
  ............................................................   F-7

  Schedules:

  All schedules are omitted as the required information is included in the financial statements or notes thereto, or is not present in sufficient amounts.































  The Board of Directors
  Silver Bow Antique Aviation
  (a Development Stage Company)
  Thermal, California


                        INDEPENDENT AUDITOR'S REPORT


  I have audited the accompanying balance sheets of Silver Bow Antique Aviation ( a Development Stage Company), as of December 31, 1998, 1997, 1996, 1995 and 1994 and the related statements of operations, cash flows, and changes in stockholders' equity for the years or periods then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

  I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

* Silver Bow Antique Aviation is a company in the development stage, and as such, is not a "Going Concern Company". Silver Bow Antique Aviation has assets consisting of two aircraft and it will not be commencing operations in 1999, even though one of the aircraft may be sold in 1999.

  In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silver Bow Antique Aviation as of December 31, 1998, 1997, 1996, 1995 and 1994, and the results of its operations and cash flows for each of the years or periods then ended in conformity with generally accepted accounting principles.

 *This audit has been restated to clarify the company's "Going Concern" status as reported in the financials, under income and expenses as well as the notes attached thereto.






  Julius A. Otto
  Monterey Park, California
  February 9, 1999 and September 17, 1999 and March 2, 2000




                           SILVER BOW ANTIQUE AVIATION
                         (A DEVELOPMENT STAGE COMPANY)
                                BALANCE SHEETS


            ASSETS                                   AS OF DECEMBER 31,
                                            1998    1997      1996 1995 1994

   CASH                                   $  2,054  $-0-      $-0- $-0- $-0-
   ANTIQUE AIRCRAFT (NOTE 2)               178,000

       TOTAL ASSETS                       $180,054  $-0-      $-0- $-0- $-0-

  LIABILITIES AND STOCKHOLDERS'EQUITY

  CURRENT LIABILITY
   CURRENT PORTION OF NOTE PAYABLE          17,800   -0-       -0-  -0-  -0-
            (Note 2)
       TOTAL CURRENT LIABILITY              17,800   -0-       -0-  -0-  -0-

  NOTE PAYABLE (NOTE 2)                    160,200   -0-       -0-  -0-  -0-

       TOTAL LIABILITIES                   178,000   -0-       -0-  -0-  -0-

  STOCKHOLDERS' EQUITY (NOTE 1)

  PREFERRED STOCK - PAR VALUE $.001
   AUTHORIZED 1,000 SHARES
   OUTSTANDING -0- SHARES
  COMMON STOCK PAR VALUE, $.001
   AUTHORIZED 99,900,000 SHARES
   OUTSTANDING 2,990,000 SHARES
    IN 1998, 936,900 IN 1996                 2,990   936       936  -0-  -0-
  PAID-IN CAPITAL                               -0-   -0-       -0- -0-  -0-
  ACCUMULATED (DEFICIT)                       (936) (936)     (936) -0-  -0-

       TOTAL STOCKHOLDERS' EQUITY             2,054   -0-       -0-  -0- -0-

            TOTAL LIABILITIES AND
             STOCKHOLDERS' EQUITY          $180,054  $-0-      $-0- $-0- $-0-






















  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
  FINANCIAL
  STATEMENTS.

                          SILVER BOW ANTIQUE AVIATION
                         (A DEVELOPMENT STAGE COMPANY)
                           STATEMENTS OF OPERATIONS
       FOR THE YEARS ENDED


                                                    DECEMBER 31,
                                       1998      1997      1996    1995 1994
  REVENUES
   INCOME                            $  2890   $  2890   $ 2890  $1145  $-0-

       TOTAL REVENUES                   2890      2890     2890   1145   -0-

  OPERATING EXPENSES
   CONSULTING SERVICES                    -0-       -0-      936    -0-  -0-
   MISC. OPERATING EXPENSES             2890      2890      2890  1145   -0-
       OPERATING INCOME (LOSS)            -0-       -0-  (   936)   -0-  -0-

  OTHER INCOME (EXPENSES)                 -0-       -0-      -0-    -0-  -0-

  PRETAX INCOME (LOSS)               $    -0-  $    -0-  (   936)   -0-  -0-

  AVERAGE NUMBER OF COMMON
   SHARES OUTSTANDING                 962,196   936,900  505,926    -0-  -0-

   INCOME PER SHARE                       -0-       -0-      NIL    -0-  -0-

  DILUTED AVERAGE NUMBER OF
   COMMON SHARES OUTSTANDING              -0-       -0-      -0-    -0-  -0-

   INCOME (LOSS) PER SHARE           $    -0-  $    -0-  $   NIL   $-0- $-0-
























  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
  FINANCIAL
  STATEMENTS.

                          SILVER BOW ANTIQUE AVIATION
                         (A DEVELOPMENT STAGE COMPANY)
                           STATEMENTS OF CASH FLOWS
                              FOR THE YEARS ENDED

                                                         DECEMBER 31,
                                                 1998    1997 1996 1995 1994

  CASH FLOWS FROM OPERATING ACTIVITIES         $    -0-  $-0- $-0- $-0- $-0-
  NET PROFIT (LOSS)                                 -0-   -0- (936) -0-  -0-

  CASH (USED) BY OPERATING ACTIVITIES           -0-       -0- (936) -0-  -0-

  CASH FLOWS FROM INVESTING ACTIVITIES

  NOTE PAYABLE EXECUTED                         178,000   -0-  -0-  -0-  -0-
  PURCHASE OF COMMON STOCK                        2,054   -0-  -0-  -0-  -0-

  CASH PROVIDED BY INVESTING ACTIVITIES         180,054   -0-  -0-  -0-  -0-

  CASH FLOWS FROM FINANCING ACTIVITIES
   ACQUISITION OF ANTIQUE AIRCRAFT             (178,000)  -0-  -0-  -0-  -0-

  CASH (USED) IN FINANCING ACTIVITIES          (178,000)  -0-  -0-  -0-  -0-

  INCREASE (DECREASE) IN CASH                     2,054   -0-  -0-  -0-  -0-
  CASH AND CASH EQUIVALENTS,
   BEGINNING OF PERIOD                              -0-   -0-  -0-  -0-  -0-
  CASH AND CASH EQUIVALENTS,
   END OF PERIOD                               $  2,054   -0-  -0-  -0-  -0-

























  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
  FINANCIAL
  STATEMENTS.

       SILVER BOW ANTIQUE AVIATION
                         (A DEVELOPMENT STAGE COMPANY)
                       STATEMENT OF STOCKHOLDERS' EQUITY
                        FOR THE YEARS ENDED DECEMBER 31



                                               ADDITIONAL
                                                PAID-IN  ACCUMULATED
                   SHARES       COMMON STOCK    CAPITAL    DEFICIT
  TOTALS

  BALANCE AT
   12/31/94         -0-          $      -0-      $    -0-       -0-

  BALANCE AT
   12/31/95         -0-          $      -0-      $     -0-  $    -0-
  SHARES ISSUED,
   AT PAR, VALUE,
   FOR CONSULTING
   SERVICES      936,900                936            -0-  (    936)


  BALANCE AT
   12/31/96     $936,900        $       936       $    -0-   ($   936)


  BALANCE AT
   12/31/97     $936,900        $       936       $     -0-    $    -0-

  PURCHASE OF
   COMMON STOCK,
   FOR CASH AT
   PAR VALUE   2,053,500              2,054             -0-          -0-
  $2,054

  BALANCE AT
   12/31/98    2,990,400         $     2,990             -0-   ($    936)
  $2,054


  AFTER 900:1 STOCK SPLIT AUTHORIZED ON OCTOBER 15, 1998.  SHARES
  ISSUED IN 1996 FOR SERVICES RENDERED ARE STATED AT POST SPLIT PAR
  VALUES.






















  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
  FINANCIAL
  STATEMENTS.


                      SILVER BOW ANTIQUE AVIATION
                     (A Development Stage Company)
                     NOTES TO FINANCIAL STATEMENTS
              DECEMBER 31, 1998, 1997, 1996, 1995 AND 1994


    NOTE 1 - ORGANIZATION AND BUSINESS PURPOSE

    The Company was incorporated, in the State of Nevada on April 28, 1994.
    The original authorized preferred and common shares were 1,000 and 10,000 respectively. The Company had no activity until 1996. During 1996 certain consulting services were rendered to the Company by individuals and the majority stockholder (a Nevada Corporation doing business in California). The value of such services were at the par value of 1,041 shares issued on July 15, 1996 and have been stated on the attached balances sheet, statement of operations and cash flows at $936, which amount reflects the par value of the original issue stock on the date of the 900:1 stock
    split  (October   15, 1998).

    There were no business activities during 1997 other than those incidental item discussed in Note 3.

    On December 30, 1998, 2,053,500 shares were purchased, for cash, at par value.
    In addition the company acquired, at fair market value two (2) antique aircraft by executing a note payable to the majority shareholder for $178,000. The aircraft were refurbished and certain mechanical and electronic equipment updated prior to their addition to Silver Bow's Asset base by the major stockholder. Both aircraft are now for sale.

  * NOTE 2 - NOTES PAYABLE

    During 1998 the Company acquired two antique aircraft for purposes of sale. The aircraft were acquired by issuing, to the majority stockholder, notes payable in the total amount of $178,000. Annual principal payments of $17,800 are due each December 31, commencing December 31, 1999 until fully paid on December 31, 2009, interest is to be paid, commencing on January 1, 1999 on the aforementioned note, annually, at 6%.

    The notes are collateralized by the aircraft and were recorded at Dempsey
    K. Mork's cost basis, (the major stockholder).

  * NOTE 3 - GOING CONCERN AND INCIDENTAL COSTS

   Silver Bow Antique Aviation is a company in the development stage, and as such, is not a "Going Concern Company". Silver Bow Antique Aviation has assets consisting of two aircraft and it will not be commencing operations in 1999, even though one of the planes may be sold in 1999.

   Incidental costs for operating expenses and to maintain the legal registration of the Company in the State of Nevada and with any other agency have been paid by Dempsey K. Mork, the President/owner of Magellan Capital and have been offset by the occasional use of the (2) aircraft.

   NOTE 4 - CONSULTING SERVICES

   During December 1998 and to be effective beginning January 1, 1999 the Company has executed a management services contract with the majority stockholder.
   Such contract requires the minimum payment of $10,000 per year for five (5) years commencing in 1999 for the following activities; Accounting; General Administrative; Tax filing; Office accommodations; and year end auditing for 10-KSB reporting; S.E.C. compliance and quarterly 10QSB filings and other associated reports; searching for potential merger candidates

   The term of this agreement  provides for the annual payment of $10,000.
   (USD), either in cash or an issuance of common stock of Silver Bow Antique Aviation to Magellan Capital Corporation. This agreement is for a 5 year period commencing with the first year January 1, 1999 and ending with the 5th year December 31, 2003.

 * Note 5 - Impairment of Long Lived Assets

   FAS No 121 concerning the impairment of long lived assets, such as Airplanes provides for assesment and measurement analysis.

   Whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable, FAS 121 requires that the entity (Silver Bow Antique Aviation) estimate the future cash flows expected (un-discounted and without interest charges) is less than the carrying amount of the asset, an "Impairment Loss" is recognized. Measurement of an Impairment Loss for these assets (2 aircraft) should be based on the fair value of the asset.

   Plane                    Cost Basis                 Estimated Fair Value**
-----------------------------------------------------------------------------

   Stearmen                  $80,000                $ 90,000 to $100,000
   Piper                      98,000                 150,000

** Based on Current Fair Market Values

   In view of the above, there is no "Impairment Loss" on eith of these planes.



*  Either restated or added for clarification purposes only.